Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

The following unaudited pro forma condensed combined income statement of Star Bulk Carriers Corp. (“Star Bulk”) for the year ended December 31, 2024 combines the historical audited consolidated income statement of Star Bulk and the historical unaudited consolidated statement of operations of Eagle Bulk Shipping Inc (“Eagle”) giving effect to the Eagle Merger (as defined below) as if it had been consummated on January 1, 2024.

On December 11, 2023, Star Bulk entered into a definitive agreement with Eagle (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger” or the “Transaction”). Pursuant to the Eagle Merger Agreement, each share of Eagle common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (as defined below) of the Eagle Merger (excluding Eagle common stock owned by Eagle, Star Bulk, Star Infinity Corp., a wholly owned subsidiary of Star Bulk, or any of their respective direct or indirect wholly owned subsidiaries) was converted into the right to receive 2.6211 shares, par value $0.01 per share, of Star Bulk common stock.

The Eagle Merger was completed on April 9, 2024 (the “Effective Time”), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

The pro forma condensed combined income statement is based upon and derived from: (i) the historical audited consolidated financial statements of Star Bulk, which is available in Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 19, 2025, (ii) the historical unaudited condensed consolidated financial statements of Eagle for the three-month period ended March 31, 2024, included in Exhibit 99.1 to the Form 6-K filed by Star Bulk on March 27, 2025 and (iii) the historical unaudited condensed consolidated income statement of Eagle for the period from April 1, 2024 to April 8, 2024, derived from Eagle’s books and records and other available information. It is presented for illustrative purposes only and does not reflect the results of operations of Star Bulk that would have resulted had the Eagle Merger occurred on January 1, 2024, nor does it project the results of operations of Star Bulk for any future date or period.

Basis of Preparation

The unaudited pro forma condensed combined income statement has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the Transaction (“transaction accounting adjustments”) and optionally to present the reasonably estimable synergies and other transaction effects (“management’s adjustments”), limiting management’s adjustments to those that are reasonably estimable and that have occurred or are reasonably expected to occur. We have elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the pro forma condensed combined income statement.

The pro forma condensed combined income statement is subject to the assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on available information and assumptions that Star Bulk’s management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying pro forma condensed combined income statement.

The historical financial statements of Star Bulk and Eagle were prepared in accordance with generally accepted accounting principles in the United States and shown in U.S. dollars. The unaudited pro forma condensed combined income statement for the year ended December 31, 2024 assumes that the Transaction had occurred on January 1, 2024. Additionally, Eagle’s results of operations for the period from April 9, 2024 to December 31, 2024 are included in Star Bulk’s historical results for the year ended December 31, 2024.

Certain adjustments have been made and included in the transaction accounting adjustments to conform presentation and accounting policies of Eagle’s historical financial statements with the presentation of Star Bulk’s historical financial statements.

The pro forma condensed combined income statement should be read in conjunction with the accompanying notes as well as the above referenced historical consolidated financial statements of Star Bulk and Eagle.

STAR BULK CARRIERS CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Star Bulk (combined entity after Eagle Merger)	Eagle (for the period from January 1, 2024 to April 8, 2024)	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Revenues:
Voyage revenues	$1,265,458	$103,398	$-		$1,368,856

Expenses / (Income):
Voyage expenses	266,225	25,453	-		291,678
Charter-in hire expenses	58,003	5,275	-		63,278
Vessel operating expenses	274,991	31,971	-		306,962
Dry docking expenses	62,728	-	2,299	3.A	65,027
Depreciation	164,055	16,357	(447)	3.B	179,965
Management fees	18,956	-	-		18,956
General and administrative expenses	70,778	25,204	-		95,982
Impairment loss	1,800	3,216	-		5,016
Loss on write-down of inventory	6,286	-	-		6,286
Other operational loss	2,326	9,000	-		11,326
Other operational gain	(4,740)	-	-		(4,740)
Loss on bad debt	308	-	-		308
(Gain) / Loss on forward freight agreements and bunker swaps, net	4,033	-	(933)	3.C	3,100
(Gain) / Loss on sale of vessels	(43,287)	7	-		(43,280)
Total operating expenses, net	882,462	116,483	919		999,864
Operating income	382,996	(13,085)	(919)		368,992

Other Income / (Expenses):
Interest and finance costs	(91,827)	(7,943)	367	3.D	(99,403)
Interest income and other income / (loss)	16,378	1,631	-		18,009
Gain / (Loss) on derivative financial instruments, net	(1,861)	-	-		(1,861)
Gain / (Loss) on debt extinguishment, net	(1,144)	-	-		(1,144)
Realized and unrealized (loss) / gain on derivative instruments, net	-	933	(933)	3.C	-
Total other expenses, net	(78,454)	(5,379)	(566)		(84,399)

Income before taxes and equity in income / (loss) of investee	$304,542	$(18,464)	$(1,485)		$284,593
Income tax (expense) / refund	116	-	-		116
Income before equity in income / (loss) of investee	304,658	(18,464)	(1,485)		284,709
Equity in income / (loss) of investee	(4)	-	-		(4)
Net Income	304,654	(18,464)	(1,485)		284,705
Earnings per share, basic	$2.85				$2.49
Earnings per share, diluted	2.80				2.41
Weighted average number of shares outstanding, basic	106,883,330				114,479,367
Weighted average number of shares outstanding, diluted	108,702,988				117,939,489

See accompanying notes to the unaudited pro forma condensed combined income statement.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.   Description of transaction

At the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of Star Bulk common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). While Eagle’s share lending agreement with Jefferies Capital Services, LLC (“JCS”) (the “Share Lending Agreement”) did not require cash payment upon return of the shares, physical settlement was required (i.e., the Eagle loaned shares were required to be returned at the end of the arrangement). Due to this share return provision and other contractual undertakings of JCS in the Share Lending Agreement, which had the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the shares of Star Bulk common stock issued to replace the Eagle loaned shares were not considered issued and outstanding until their cancelation described below, for accounting purposes and for the purpose of computing the basic and diluted weighted average shares or earnings per share. Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of Star Bulk common stock were cancelled upon return and 5,971,284 shares of Star Bulk common stock were issued for settlement of such Convertible Notes.

2.   Accounting for the merger

The Eagle Merger was accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) with Star Bulk being treated as the acquiror for accounting purposes.

The following table presents the consideration paid by Star Bulk for the net assets acquired:

Eagle common stock	10,476,091	(a)
Equity awards of Eagle employees and not vested to be replaced	237,853	(b)
Eagle shares exchanged with Star Bulk shares	10,713,944
Fixed exchange ratio	2.6211	(c)
Total Star Bulk common stock issued to Eagle shareholders	28,082,319
Star Bulk closing price per share	$23.70	(d)
Consideration transferred related to value of net assets acquired	$665,551

(a) Issued and outstanding shares as of April 9, 2024.
(b) Under the Eagle Merger Agreement, Star Bulk was obligated to replace the equity awards of Eagle employees not vested based on the agreed exchange ratio.
(c) The exchange ratio was fixed based on the Eagle Merger Agreement.
(d) Share price of Star Bulk as of April 9, 2024 represents the closing price of Star Bulk common stock for the calculation of the fair value of the Eagle Merger consideration transferred.

3.   Transaction accounting adjustments

A. Drydocking expenses:

Pursuant to Star Bulk’s accounting policies, drydocking and special survey expenses are expensed when incurred. Pursuant to Eagle’s accounting policies, the deferral method of accounting was applied to drydocking costs whereby actual costs incurred were deferred and amortized on a straight-line basis over the period through the date the next drydocking is required to become due.

The amount of $2,299, which represents Eagle’s drydocking expenditures, has been recorded as expense in the pro forma condensed combined income statement to conform Eagle’s accounting policies with those of Star Bulk.

B. Depreciation:

The amount of $16,357, as depicted in the below table, represents the removal of Eagle’s actual depreciation for the period from January 1, 2024 to April 8, 2024, which includes the amortization of Eagle’s deferred drydock costs.

The amount of $15,910, as depicted in the below table, represents Eagle’s vessels depreciation expense for the period from January 1, 2024 to April 8, 2024, calculated based on the carrying value of vessels recognized at the Effective Time and in line with Star Bulk’s accounting policies, as if the Eagle Merger had taken place from January 1, 2024.

Depreciation	Year ended December 31, 2024
Removal of Eagle Bulk pre-combination historical depreciation and amortization	$(16,357)
Depreciation under Star Bulk’s accounting policy	$15,910
Total adjustment	$(447)

C. (Gain)/Loss on forward freight agreements and bunker swaps, net:

The amount of $933 represents an adjustment made to conform Eagle’s financial statement presentation with that of Star Bulk since Eagle presents gains and losses on derivative instruments within “Realized and unrealized (loss)/gain on derivative instruments, net,” which is presented below “Operating income” and Star Bulk presents such amounts within “(Gain)/Loss on forward freight agreements and bunker swaps, net,” which is presented above “Operating income”.

D. Interest and finance costs:

The amount of $820, as depicted in the below table, represents the elimination of the amortization of deferred financing costs as part of the fair value measurement of outstanding Eagle’s debt, including the Convertible Notes for the period from January 1, 2024 to April 8, 2024.

The amount of $(453) represents the effect of the new loan agreements Star Bulk entered into after the Effective Time in order to refinance the outstanding amounts under the then-existing loan agreements of Eagle, on “Interest and finance costs”, which is the incremental amount of interest expense calculated based on the terms of the facilities underlying the post-merger refinancing, as if the refinancing had taken place from January 1, 2024, as compared to interest expense incurred on Eagle’s previous long-term bank loans for the period from January 1, 2024 to April 8, 2024.

Interest and finance costs	Year ended December 31, 2024
Elimination of the amortization of deferred financing costs	$820
Effect of the Post-Merger Refinancing	$(453)
Total adjustment	$367